Exhibit 20

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                                                                 NEWS RELEASE
                                                                 NEWS RELEASE
Fortune Brands, Inc., 1700 East Putnam Avenue, Old Greenwich, CT  06870
                                                                 NEWS RELEASE

Contact:
Media Relations:                    Investor Relations
Clarkson Hine                       Anthony J. Diaz
(203) 698-5148                      (203) 698-5553

                     FORTUNE BRANDS ANNOUNCES COMPLETION OF
                         GEYSER PEAK WINERY ACQUISITION
     Addition of Premium Wine Brands Creates Powerful Distribution Synergies
                    with Jim Beam Distilled Spirits Business

Old Greenwich, CT, August 26, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, today announced that its spirits and wine business has completed the purchase of the Geyser Peak Winery.

         The acquisition establishes a strong brand presence in a variety of fast-growing California premium wine categories, in which the internationally-acclaimed Geyser Peak Winery is a recognized leader. Geyser Peak's 1997 sales soared 18% to $35 million on a volume of approximately half a million cases. During the past five years, premium California wine sales have climbed at an annual rate of 15%. The highly-profitable winery is located in Sonoma County, California's Alexander Valley, and has the capacity to double production.

         The addition of Geyser Peak creates powerful distribution synergies with Fortune Brands' distilled spirits operating company, Jim Beam Brands Worldwide, Inc. (JBB). Fortune Brands expects Geyser Peak sales to significantly benefit from the strong distribution capabilities of JBB. At the same time, Geyser Peak's strong sales presence at on-premise restaurant and bar accounts will benefit Beam's fast-growing high margin brands, including Small Batch Bourbons and ultra-premium tequilas. Geyser Peak will also represent the premium Australian wine, Barwang, in the joint distribution venture established earlier this year between JBB and McWilliams Wines. Cost synergies with the Barwang joint venture are expected to produce additional savings. Geyser Peak wines are available nationally and internationally in major hotels and leading restaurants, airlines, and off-premise retailers.

         The winery and its flagship Geyser Peak brand have earned a worldwide reputation for excellence. Geyser Peak's numerous awards this year include the coveted "Winemaker of the Year" and the Best Blended Red Wine Worldwide Award at the 1998 International Wine & Spirit Competition, and "Winery of the Year" at the California State Fair Wine Competition last month.

         Geyser Peak wines include ultra-premium Geyser Peak Reserve and Venezia, super-premium Geyser Peak and FoxRidge, and popular premium Canyon Road. The industry categorizes ultra-premiums as wines selling for more than $14 a bottle, super-premiums as $7-14, and popular premiums at $5-7.

         The purchase price was $59 million, plus funds to retire $33 million in debt. Adjacent vineyard property was also purchased for $6 million. The acquisition of Geyser Peak is expected to modestly contribute to corporate earnings in 1999, with no dilutive impact in 1998.

         Fortune Brands announced on July 22 an agreement to purchase the Geyser Peak Winery. The acquisition is the eighth for Fortune Brands' operating companies since January of 1997, and is part of Fortune Brands' sharp strategic focus on revenue growth, cost initiatives, and asset management.

                                      * * *

         Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirit and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines.

                                      * * *

         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

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